CUSIP No.  67065M-10-2                                         Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                             SAGAMORE HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                $0.001 Par Value
                                ----------------
                         (Title of Class of Securities)

                                   67065M-10-2
                                 (CUSIP Number)
                                 --------------

                             Robert P. Farrell, CEO
                             Sagamore Holdings, Inc.
                         33 Wood Avenue South, Suite 600
                            Iselin, New Jersey 08830
                                 (732) 603-4967

                                    Copy to:

                            Matthew L. Ogurick, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                    201 South Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .


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CUSIP No.  67065M-10-2                                         Page 2 of 5 Pages


                                  SCHEDULE 13D

------------------------ ---------------------------------------------------------------------------------------------------
1                        NAME OF REPORTING PARTY
                         --------------------------------------------------------------------------------------------------
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                         ONLY) Corporate Strategies, Inc.
------------------------ ---------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                     (a) |_|
                                                                                                                     (b) |_|
------------------------ ---------------------------------------------------------------------------------------------------
3                        SEC USE ONLY

------------------------ ---------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         WC
------------------------ ---------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------------------------ ---------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------ ---------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7            SOLE VOTING POWER
BENEFICIALLY OWNED BY                 70,600,000 shares of Common Stock
EACH REPORTING PARTY
WITH
------------------------
------------------------ ------ ----- --------------------------------------------------------------------------------------
                         8            SHARED VOTING POWER
                                      -0-
                         ------ ----- --------------------------------------------------------------------------------------
                         9            SOLE DISPOSITIVE POWER
                                      70,600,000 shares of Common Stock

                         ------ ----- --------------------------------------------------------------------------------------
                         10           SHARED DISPOSITIVE POWER
                                      -0-
------------------------ ---------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY
                         70,600,000 shares of Common Stock

------------------------ ---------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

------------------------ ---------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         69.53% of Common Stock

------------------------ ---------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PARTY
                         CO
------------------------ ---------------------------------------------------------------------------------------------------


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CUSIP No. 67065M-10-2                                          Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER

      This statement (this "Statement") relates to shares of common stock ("Common Stock"), par value $0.001 per share (the "Shares"), of Sagamore Holdings, Inc., a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at 33 Wood Avenue South, Suite 600, Iselin, New Jersey 08830.

ITEM 2.           IDENTITY AND BACKGROUND

      (a) This Statement on Schedule 13D is filed by on behalf of Corporate Strategies, Inc. (the "Reporting Party").

      (b) The address of the Reporting Party is 109 North Post Oak Lane, Houston, Texas 77024.

      (c) The Reporting Party provides strategic consulting services, originates and services business loans, factors receivables, makes direct investments in equity securities, and brokers mortgage loans through its subsidiaries.

      (d) During the last five (5) years, the Reporting Party has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (e) The Reporting Party is a corporation organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On November 11, 2005 the Reporting Party purchased 70,600,000 Shares with working capital funds pursuant to the terms of a Stock Purchase Agreement, by and among the Reporting Party, Robert Farrell and Joseph Donohue (the "Stock Purchase Agreement").

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Party acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Party does not have a present intention of selling, granting any participation in, or otherwise distributing the Shares.

      The Reporting Party has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Prior to acquiring the Shares pursuant to the Stock Purchase Agreement, the Reporting Party did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares pursuant to the Stock Purchase Agreement, the Reporting Party acquired 70,600,000 shares of Common Stock, which represent 69.53% of the issued and outstanding shares of Common Stock as of November 11, 2005.

      The Reporting Party has the sole power to vote and to dispose of 69.53% of the Common Stock.

      (c) The Reporting Party has not effected, within the last sixty (60) days, any transactions involving the Shares.

      (d) Not applicable.

      (e) Not applicable.


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CUSIP No. 67065M-10-2                                          Page 4 of 5 Pages


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Party does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.        Stock Purchase Agreement


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CUSIP No. 67065M-10-2                                          Page 5 of 5 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 5, 2005                    CORPORATE STRATEGIES, INC.

                                             /s/ Timothy J. Connolly
                                             -----------------------
                                             Timothy J. Connolly, CEO


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